Exhibit 99.1
IR-81
CNinsure Prices Follow-on Public Offering
GUANGZHOU, July 8, 2010/Xinhua-PRNewswire/ — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced it has priced its public offering of 4,600,000 American depositary shares (“ADSs”), each representing 20 ordinary shares of the Company, at $25.00 per ADS. There is no selling shareholder participating in this offering. CNinsure has granted the underwriters a 30-day over-allotment option to purchase up to an additional 690,000 ADSs on the same terms and conditions.
CNinsure will receive net proceeds of approximately $109.6 million, or $126.1 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. CNinsure plans to use the net proceeds of the offering to establish four new profit centers.
The offering is being made under CNinsure’s currently effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on July 7, 2010. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and final prospectus supplement, when available, may also be obtained from the Securities and Exchange Commission’s website at: http://www.sec.gov.
Morgan Stanley and BofA Merrill Lynch are acting as joint bookrunners for the offering. Copies of the final prospectus supplement and the accompanying prospectus, when available, may be obtained from Morgan Stanley & Co. International plc, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Phone: +1-866-718-1649, or by e-mail to prospectus@morganstanley.com, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Prospectus Department, 4 World Financial Center, New York, NY 10080 or by e-mail to Prospectus.Requests@ml.com.

IR-81
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Safe Harbor Statement
Certain statements in this press release including statements related to the offering and the expected use of proceeds are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. Factors that could cause actual results to differ are described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
IR Officer
Tel: +86-20-6122-2777-850
Email:qiusr@cninsure.net